EXHIBIT 99.4

1 February 2011

BY EMAIL

Wade Baggott
Senior Advisor, Listings (Perth)
ASX Compliance Pty Limited
Level 8 Exchange Plaza
2 The Esplanade
PERTH   WA   6000

Dear Wade

SAMSON OIL AND GAS LIMITED ("COMPANY") - ASX SHARE PRICE QUERY

We refer to your letter dated 27 January 2011 and respond to each of your queries as follows:

1.	Does the Company consider the JV Information (or any part of it) contained in the Announcement to be material to the Company?

Yes, the Company does consider the JV Information contained in the Announcement to be material to the Company.

2.
When did the Company become aware of the JV Information contained in the Announcement? Please include details of the relevant time and circumstances of the Company becoming aware of the JV Information.

The Company received a general approach from Halliburton Energy Services, Inc (Halliburton) in April 2010. Halliburton enquired as to whether Samson would be interested in considering a joint venture with Halliburton.

The parties negotiated the terms and conditions of the joint venture over the subsequent nine months. However, the Company only executed the three party participation agreement with Halliburton on 25 January 2011 (Binding Agreement) at approximately 4 pm MST in Denver USA. Immediately after execution of the Binding Agreement, the Company made its announcement which was sent to the NYSE Amex and placed into the public domain via Business Wire later on the same day.

As the ASX was closed for the Australia Day public holiday, the announcement was not published on the ASX platform until the morning of 27 January 2011 (Australian EST).

3.
If the answer to any part of question 1 is “yes” and the Company became aware of the JV Information (or any part of it) referred to in the Announcement, prior to the time the Company released the Announcement, please advise the following:

3.1	Please advise why the Company did not make an announcement at an earlier time or request a trading halt earlier.

Until the time of execution of the Binding Agreement, the Company considered that the JV Information fell within the exception to listing rule 3.1 contained in listing rule 3.1A in that:

(a)	a reasonable person would not have expected the JV Information to be disclosed;
(b)	the JV Information was confidential; and
(c)	the JV Information constituted an incomplete proposal.

As late as 24 January 2011 there was still considerable doubt as to whether the Binding Agreement would ever be entered into. The outstanding issues were resolved on 25 January 2011 enabling the parties to execute the Binding Agreement late on 25 January 2011.

3.2	Why was the JV Information not released to the market at that earlier time? Please comment specifically on the application of listing rule 3.1?

As outlined in our response to question 3.1, the Company considered that the JV Information fell within the exception in listing rule 3.1A.

In addition, in late 2010 the Company had disclosed to the market that it was attempting to enter into a JV arrangement similar to that put in place by the Binding Agreement in various corporate presentations including:

(a)	presentation published on the ASX platform on 22 August 2010 contained the dot point under the topic Go Forward Strategy “Farm down retained acres”;
(b)
presentation published on the ASX platform on 15 September 2010 addressed the Company’s go forward strategy under the Niobrara (aka the Hawks Springs Project) included the two dot points “Complete Sale (the Chesapeake Sale) and farm down retained acres”; and

(c)
On 7 October 2010, Samson advised the market of a Director Strategy meeting that established a near term plan. Included in that release is the following statement: “The company’s preferred development strategy for the retained leasehold, referred to as the Hawk Springs project, is to farm down a small part of its retained interest to a strategic partner. Ongoing discussion with prospective strategic partners(s) continue to progress and as a result…...”

4.	If the answer to question 1 is “no”, please advise the basis on which the Company does not consider the JV Information (or any part of it) contained in the Announcement to be material.

Not applicable.

5.	Please confirm that the Company is in compliance with listing rule 3.1.

We confirm that the Company is in compliance with listing rule 3.1.

Yours sincerely

For and on Behalf of the Board of
SAMSON OIL AND GAS LIMITED

DENIS RAKICH
Company Secretary